Filed pursuant to Rule 433
Registration No. 333-192302

June 1, 2015

Citigroup Inc.

4.090% Subordinated Notes due June 9, 2025

Final Term Sheet

This term sheet supplements the information set forth under “Description of Subordinated Notes” in the Prospectus Supplement, subject to completion, dated June 1, 2015 (the “Prospectus Supplement”) to the Prospectus dated November 13, 2013.

Issuer:	Citigroup Inc. (“Issuer”)

Expected Credit Ratings(1):	DBRS: BBB (high) (Positive outlook)

Moody’s: Baa3 (Stable outlook)

S&P: BBB+ (Negative outlook)

Issue Type:	Canadian Dollar Fixed Rate Notes

Status of Notes:	Subordinated. See “Subordination” below

Principal Amount:	CAD $600,000,000

Term:	10 Years

Stated Maturity Date:	June 9, 2025

Launch Date:	June 1, 2015

Pricing Date:	June 1, 2015

Settlement Date:	June 9, 2015 (T+6)

Coupon:	4.090% per annum

Coupon Payment Dates:	Payable semi-annually in arrears in equal semi-annual installments on June 9 and December 9, beginning December 9, 2015, subject to the “following unadjusted business day convention” and the day count convention specified below

Issue Price:	CAD $99.967

Yield:	4.094% per annum

Spread to GoC Benchmark Bond Curve:	+245bps vs. the Government of Canada curve interpolated between CAN 2.25% 1JUN25 & CAN 5.75% 1JUN29

+245.4 bps (includes a 0.2 bps curve adjustment and 0.2 bps delay cost) vs. the CAN 2.25% 1JUN25 (priced at $105.60 to yield 1.640%)

Specified Currency:	Canadian Dollars (CAD)

Gross Proceeds:	CAD $599,802,000 (before expenses)

Business Day:	Toronto and New York

Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any Coupon Payment Date (also known as the Actual/Actual Canadian Compound Method)

Form and Denominations:	Registered Global note, CAD $100,000 and integral multiples of CAD $1,000 in excess thereof

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange

Clearing System:	CDS

Governing Law:	State of New York

Subordination:	These notes will rank subordinate and junior in right of payment to the Issuer’s Senior Indebtedness as described in “Description of Subordinated Notes – Subordination” in the Prospectus Supplement

Sales Restrictions:	Available for sale in Canada to accredited investors. Available for sale in the U.S. as notes are Registered Global notes. Resales in Canada will be subject to resale restrictions

Defeasance:	Applicable. Provisions of Sections 11.02 and 11.03 of the Indenture apply

Redemption at Issuer Option:	Only for tax purposes

Redemption Provisions:	Applicable at Issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-U.S. persons. Redemption in whole, not in part, at 100% of the principal amount plus accrued and unpaid interest to the redemption date

Paying Agent:	Citibank, N.A., London Office

CUSIP/ISIN:	172967JS1 / CA172967JS17

Bookrunners:	Citigroup Global Markets Inc.

Scotia Capital Inc.

BMO Nesbitt Burns Inc.

CIBC World Markets Inc.

National Bank Financial Inc.

RBC Dominion Securities Inc.

TD Securities Inc.

Co-Managers:	Desjardins Securities Inc.

HSBC Securities (Canada) Inc.

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling Citigroup Global Markets Inc. toll-free in the United States 1-800-831-9146 or Scotia Capital Inc. toll-free in Canada 1-888-776-3666.